Mail Stop 6010

      January 31, 2006


VIA U.S. MAIL AND FACSIMILE (480) 643-7777

Raymond Sadowski
Chief Financial Officer
Avnet, Inc.
2211 South 47th Street
Phoenix, Arizona  85034


      Re:	Avnet, Inc.
		Form 10-K for the fiscal year ended July 2, 2005
      Filed September 14, 2005
      Form 10-Q for the quarterly period ended October 1, 2005
		File No. 001-04224

Dear Mr. Sadowski:


      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-Q for the fiscal quarter ended October 1, 2005

Consolidated Financial Statements

Note 4.  Acquisitions, page 9

Preliminary acquisition-related restructuring activity accounted for in purchase accounting, page 11

1. We see that you recorded approximately $83 million of purchase accounting adjustments during the first quarter of fiscal 2006 associated with acquisition-related restructuring activities. We have the following comments:
* Please tell us how the restructuring activity meets the requirements of EITF 95-3 to be recorded as a component of the purchase price.
* We see that a portion of the restructuring accrual relates to write-offs or write downs of certain Memec owned assets, including
information technology assets.    Please clarify why impairments
of
Memec`s assets were recorded in the 95-3 restructuring accrual. That is, tell us why the underlying assets were not recorded based on fair values in the purchase accounting balance sheet prepared pursuant to paragraph 37 of SFAS 141.
* Please explain in greater detail the reasons for the inventory impairment adjustment. Given the magnitude of the adjustment, tell us why inventory as presented in Memec`s historical pre-acquisition balance sheet was appropriate in GAAP. Also explain why this adjustment is presented with the 95-3 restructuring accrual. If the impairment indicators occurred subsequent to the purchase, tell us why you should not recognize the expense in your current financial statements.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3605 if you have questions.  In this regard, please do not
hesitate to contact Brian Cascio, Accounting Branch Chief, at
(202)
551-3676 with any other questions.


      Sincerely,



      Gary Todd
      Reviewing Accountant

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Mr. Sadowski
Avnet, Inc.
January 31, 2006
Page 3